Filed by Rodman & Renshaw Capital  Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company:  Cowen Group, Inc.
Commission File No.:  001-33737

This filing relates to a proposed business combination between Rodman & Renshaw Capital Group, Inc. (“Rodman”) and Cowen Group, Inc. (“Cowen”).

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  This material is not a substitute for the prospectus/proxy statement Rodman would file with the SEC if an agreement between Rodman and Cowen Group, Inc. (“Cowen”) is reached or any other documents which Rodman may file with the SEC and send to Cowen and Rodman shareholders in connection with the proposed transaction.  INVESTORS AND SECURITY HOLDERS OF COWEN AND RODMAN ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of any documents filed with the SEC by Rodman through the website maintained by the SEC at www.sec.gov.  Free copies of any such documents can also be obtained by accessing the Investor Relations section of Rodman’s website at www.rodm.com or directing a request to Investor Relations, Rodman & Renshaw Capital Group, Inc., 1251 Avenue of the Americas, New York, New York  10020.

Rodman and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding Rodman’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2007, which was filed with the SEC on March 14, 2008, and its proxy statement for its 2008 annual meeting of stockholders, which was filed with the SEC on October 1, 2008.  Other information regarding the participants in a proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in any proxy statement/prospectus filed in connection with the proposed transaction.

Statements in this release that are “forward-looking statements” are based on current expectations and assumptions that are subject to risks and uncertainties.  Actual results could differ materially because of factors such as Rodman’s ability to achieve the synergies and value creation contemplated by the proposed transaction, Rodman’s ability to promptly and effectively integrate the businesses of Rodman and Cowen, the timing to consummate the proposed transaction and any necessary actions to obtain required regulatory approvals, and the diversion of management time on transaction-related issues.  For further information regarding risks and uncertainties associated with Rodman’s business, please refer to the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” sections of Rodman’s SEC filings, including, but not limited to, its annual report on Form 10-K and quarterly reports on Form 10-Q, copies of which may be obtained by contacting Rodman’s Investor Relations department at (212) 356-0500 or at Rodman’s website at http://www.rodm.com.

All information in this communication is as of the date hereof.  Rodman undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in the company’s expectations.

# # #

THE FOLLOWING IS A PRESS RELEASE ISSUED BY RODMAN ON DECEMBER 12, 2008.

Contact:
FD
Mark McCall / Kal Goldberg
212-850-5600

Rodman & Renshaw Capital Group, Inc. Announces It Will Release Investor Presentation at 8:00
AM Eastern on Monday, December 15, 2008; Company to Hold Investor Conference Call to Discuss the
Proposed Combination with Cowen Group, Inc. at 10:00 AM Eastern on Monday, December 15, 2008

New York, NY, December 12, 2008 – Rodman & Renshaw Capital Group, Inc. (NASDAQ: RODM) (“Rodman”), today announced that it will release an investor presentation at 8:00 AM Eastern on Monday, December 15, 2008 regarding its proposed combination with Cowen Group, Inc.  The presentation, which will be available through the investor relations page of Rodman’s website (www.rodm.com), will include additional details of the proposed combination. The presentation, which will be filed with the Securities and Exchange Commission (“SEC”) under Rule 425 of the Securities Act of 1933, will also be available on the SEC website at www.sec.gov.

The Company will hold a conference call to discuss the presentation at 10:00 AM Eastern on Monday, December 15, 2008.  The call will be hosted by Michael Lacovara and David Horin, Rodman’s Chief Executive Officer and Chief Financial Officer, respectively.

Investors can participate in the conference call by dialing 866-362-4831 (domestic) or 617-597-5347 (international).  The passcode for the call is 61120402.

The conference will be replayed in its entirety beginning at 1:00 PM Eastern on December 15, 2008 until December 22, 2008.  Please dial 888-286-8010 (domestic) or 617-801-6888 (international) and enter passcode 23314869.

The call is being webcast and can be accessed through the investor relations page of the Rodman’s website at www.rodm.com.

About Rodman & Renshaw Capital Group, Inc.

Rodman & Renshaw Capital Group, Inc. is a holding company with a number of direct and indirect subsidiaries, including Rodman & Renshaw, LLC, Rodman Principal Investments, LLC, and Miller Mathis & Co., LLC.

Rodman & Renshaw, LLC is a full service investment bank dedicated to providing investment banking services to companies that have significant recurring capital needs due to their growth and development strategies, along with research and sales and trading services to investor clients that focus on such companies. Rodman is a leading investment banking firm with particular emphasis on “essential” industries with significant capital needs, including health care (especially life science), energy (especially upstream oil and gas), ferrous and non-ferrous metals, shipping, and natural resources, as well as a leader in the PIPE (private investment in public equity) and RD (registered direct placements) transaction markets.

MEMBER FINRA, SIPC

Cautionary Note Regarding Forward Looking Statements

This press release contains forward-looking statements regarding future events and financial performance. In some cases, you can identify these statements by words such as “may,” “might,” “will,” “should,” “except,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” or “continue,” the negative of these terms and other comparable terminology. These statements involve a number of risks and uncertainties and are based on numerous assumptions involving judgments with respect to future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. There are or may be important factors that could cause our actual results to materially differ from our historical results or from any future results expressed or implied by such forward looking statements.

These factors include, but are not limited to, those discussed under the section entitled “Risk Factors” in our Annual Report on Form 10-K, filed March 14, 2008, and our subsequently filed Quarterly Reports on Form 10-Q, which are available at the Securities and Exchange Commission website at www.sec.gov. The forward-looking statements in this press release are based upon management's reasonable belief as of the date hereof. The Company undertakes no obligation to revise or update publicly any forward-looking statements for any reason.

Securities Law Disclaimer

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  This material is not a substitute for the prospectus/proxy statement Rodman & Renshaw Capital Group, Inc. (“Rodman”) would file with the Securities and Exchange Commission (“SEC”) if an agreement between Rodman and Cowen Group, Inc. (“Cowen”) is reached or any other documents which Rodman may file with the SEC and send to shareholders of Cowen and/or Rodman in connection with the proposed transaction.  INVESTORS AND SECURITY HOLDERS OF COWEN AND RODMAN ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of any documents filed with the SEC by Rodman through the website maintained by the SEC at www.sec.gov.  Free copies of any such documents can also be obtained by accessing the Investor Relations section of Rodman’s website at www.rodm.com or directing a request to Investor Relations, Rodman & Renshaw Capital Group, Inc., 1251 Avenue of the Americas, New York, New York 10020.

Rodman and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding Rodman’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2007, which was filed with the SEC on March 14, 2008, and its proxy statement for its 2008 annual meeting of stockholders, which was filed with the SEC on October 1, 2008.  Other information regarding the participants in a proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in any proxy statement filed in connection with the proposed transaction.